MOL Plc.
Finance

04045773

7th October, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

RECEIVED
OCT 21 2004
WASH. D.C.
179

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

Enclosure

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

INVESTOR NEWS

24 September 2004

MOL initiates the process to list on the Warsaw Stock Exchange

Based on the preliminary decision of the Board of Directors, today MOL filed its application to the Polish Securities and Exchange Commission to register MOL as a public company in Poland. The status of public company is a prerequisite to admit MOL's shares to trading on the Warsaw Stock Exchange. The timing of the listing is subject to the approval processes, which generally require 6-8 weeks, and a final decision by MOL. Following the decision of the Securities and Exchange Commission, registering MOL as public company, MOL will also consider the sale of a limited number of treasury shares to facilitate investment by Polish institutions and trading on the local market.

Following the admission process, MOL's shares will be traded on one of the largest and most liquid exchanges in the region, enabling Polish investors to diversify their investment portfolios by gaining access to Hungary's largest company by sales revenues and a leading integrated oil and gas group in Central and Eastern Europe. With this step, MOL confirms its commitment towards the Polish market and the local investment community.

The Budapest Stock Exchange will remain the primary market for MOL's shares. MOL's GDRs are also listed on the Luxembourg Stock Exchange and traded on the London Stock Exchange's market system, the International Order Book (IOB).

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

30 September, 2004

Share distribution to a MOL manager

MOL Hungarian Oil and Gas Public Limited Company hereby announces, that today, in accordance with its long-term share incentive scheme it distributed 4,962 MOL shares to a departing manager. The basis for the shares distribution was the fulfilment of the company's 2002 and 2003 years targets. Following this transaction MOL owns 5,337,500 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924